UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission File No. 001-09318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
FRANKLIN RESOURCES, INC.
One Franklin Parkway
San Mateo, California 94403

Franklin Templeton 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
As of September 30, 2011 and 2010 and
For the fiscal year ended September 30, 2011

Note: Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Plan Administrator
Franklin Templeton 401(k) Retirement Plan
San Mateo, California
We have audited the accompanying statement of net assets available for benefits of Franklin Templeton 401(k) Retirement Plan (the “Plan”) as of September 30, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2011, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Horwath LLP
Sacramento, California
March 14, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Plan Administrator
Franklin Templeton 401(k) Retirement Plan
San Mateo, California
We have audited the accompanying statement of net assets available for benefits of Franklin Templeton 401(k) Retirement Plan (the “Plan”) as of September 30, 2010. This statement of net assets available for benefits is the responsibility of the Plan's management. Our responsibility is to express an opinion on this statement of net assets available for benefits based on our audit.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Perry-Smith LLP
Sacramento, California
March 11, 2011

Franklin Templeton 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	September 30,
	2011	2010
Assets
Cash	$1,580,444	$293,805
Investments at fair value	693,169,326	698,759,516
Receivables:
Employer contributions receivable	5,670,038	7,768,360
Employee contributions receivable	—	950,492
Notes receivable from participants	15,166,718	12,353,619
Other receivables	97,851	632,905
Total receivables	20,934,607	21,705,376
Total assets	715,684,377	720,758,697
Liabilities
Amounts due to brokers for securities purchased	253,630	205,285
Total liabilities	253,630	205,285
Net assets available for benefits	$715,430,747	$720,553,412

The accompanying notes are an integral part of these financial statements.

Franklin Templeton 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Fiscal Year Ended September 30, 2011

Additions
Additions to net assets attributed to:
Investment income:
Dividends	$16,084,808
Other	10,781
16,095,589
Interest on notes receivable from participants	669,494
Contributions:
Participants	34,161,608
Employer	24,705,975
Rollovers	1,734,793
Total contributions	60,602,376
Total additions	77,367,459
Deductions
Deductions to net assets attributed to:
Investment losses:
Net depreciation in fair value of investments	52,084,114
Expenses:
Benefit payments and withdrawals	30,387,043
Administrative fees and expenses	18,967
Total expenses	30,406,010
Total deductions	82,490,124
Net Decrease	(5,122,665)
Net assets available for benefits:
Beginning of year	720,553,412
End of year	$715,430,747

The accompanying notes are an integral part of these financial statements.

Franklin Templeton 401(k) Retirement Plan
Notes to Financial Statements

1.	Description of the Plan
General
The Franklin Templeton 401(k) Retirement Plan (the “Plan”), formerly the Franklin Templeton Profit Sharing 401(k) Plan, is a defined contribution plan. The Plan was originally effective as of October 1, 1981 and was most recently amended as of October 1, 2010.
The Plan covers substantially all employees of Franklin Resources, Inc. (the “Company”) and its U.S. subsidiaries who meet certain employment requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to, and solely rely upon, the Plan documents and summary plan description for a more complete description of the Plan’s provisions.
The Board of Directors of the Company has appointed an administrative committee (the “Administrative Committee”) and an investment committee (the “Investment Committee”) with certain authority to manage the policy, design, administration and investments of the Plan. The Administrative Committee, consisting of at least five members appointed by the Board of Directors of the Company, is the administrator of the Plan (the “Plan Administrator”). In the absence of the Administrative Committee for any reason, the Company acts as the Plan Administrator. The Investment Committee, consisting of at least five members appointed by the Board of Directors of the Company, is responsible for, among other things, analyzing the performance of investment options under the Plan and selecting new investment options to be offered under the Plan.
Charles Schwab Trust Company is the Plan’s trustee (the “Trustee”). The administration and recordkeeping services for the Plan are provided by Schwab Retirement Plan Services Company, a subsidiary of the Trustee. Independent Fiduciary Services, Inc. is the investment manager and independent fiduciary (the “Independent Fiduciary”) concerning the purchase, holding and sale by Plan participants and beneficiaries of the Company’s common stock in the Plan.
Contributions
Participants may contribute up to 50% of pretax annual compensation and up to 100% of the cash portion of the participant’s year-end bonus, if any, as described in the Plan documents and subject to Internal Revenue Code limitations, each year to the Plan. Participants age 50 or older may elect to make catch-up contributions. Participants in the Plan may also elect to make contributions to Roth salary deferral accounts and Roth rollover accounts.
All eligible employees, as defined in the Plan, may begin contributing to the Plan as of the first of the month following their date of hire. Newly-hired eligible employees are automatically enrolled in the Plan at a deferral rate of three percent of compensation following an election period during which the employee may either opt out of the Plan or choose a different salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, participants who are automatically enrolled in the Plan have their deferral rate automatically increase by one percent each year on December 1. The automatic increase is stopped when a deferral rate of 15% is attained, unless changed by the participant.
The Company makes a matching contribution equal to 75% of eligible compensation deferred by participants. Eligible employees become participants in the matching portions of the Plan on the first day of the month immediately following the later of the one-year anniversary of their hire date or completion of one year of service. Effective October 1, 2010, the Company eliminated profit sharing contributions under the Plan.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s deferral contributions, the Company’s matching contributions and allocations of Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their deferral contributions plus actual earnings thereon. Participants vest gradually in the Company’s matching and prior profit sharing contribution portions of their accounts plus actual earnings thereon based on their years of service. Typically, a participant is 100% vested after completing five “years of service,” as defined in the Plan. Upon death, disability or upon reaching normal retirement age, a participant's account shall become 100% vested.

Forfeitures
With respect to any unvested Company matching and prior profit sharing contribution portions of a participant’s account, any amount forfeited at distribution or pursuant to terms of the Plan remains in the Plan. Forfeitures may be used by the Plan to offset matching contributions or for other purposes, such as restoring returning participant accounts or for the payment of Plan expenses. Forfeitures attributable to Company matching contributions not used by the Plan are used to reduce current and future Company matching contributions. Forfeitures attributable to prior Company profit sharing contributions are allocated to participants’ eligible share in such contributions. For the fiscal year ended September 30, 2011 (“fiscal year 2011”), the amount of forfeitures used to offset Company matching contributions was $259,488 and the amount of forfeitures used to pay Plan expenses was $6,134.
Investment Options
Upon enrollment in the Plan, a participant may direct all contributions in one-percent increments into any of the following investment options as of September 30, 2011:
Tier 1 - Asset allocation funds. The three asset allocation funds offer a convenient way to obtain a broadly diversified investment program for Plan assets.
•Franklin Templeton Conservative Allocation Fund - The fund seeks the highest level of long-term total return consistent with a lower level of risk. The manager allocates assets among broad asset classes by primarily investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally 40% equity funds, 40% fixed-income funds and 20% short-term investments.
•Franklin Templeton Growth Allocation Fund - The fund seeks the highest level of long-term total return consistent with a higher level of risk. The manager allocates assets among broad asset classes by primarily investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally 80% equity funds, 15% fixed-income funds and 5% short-term investments.
•Franklin Templeton Moderate Allocation Fund - The fund seeks the highest level of long-term total return consistent with a moderate level of risk. The manager allocates assets among broad asset classes by primarily investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally 55% equity funds, 35% fixed-income funds and 10% short-term investments.
Tier 2 - Building a diversified portfolio. Investment options offered for those who are more comfortable with investing and would like to build their own diversified portfolio that will be consistent with their retirement planning investment objectives and tolerance for risk.
•Franklin Growth Fund - The fund seeks capital appreciation by investing substantially in the equity securities of companies that are leaders in their industries, and which the managers believe are suitable for a buy-and-hold strategy.
•Franklin Money Fund - The fund seeks to provide investors with as high a level of current income as is consistent with the preservation of shareholders’ capital and liquidity.
•Franklin Large Cap Value Fund - The fund seeks long-term capital appreciation by investing at least 80% of the fund’s net assets in large-capitalization companies, which are defined as those similar in size to companies in the Russell 1000® Index, at the time of purchase.
•Franklin Small Cap Growth Fund - The fund seeks long-term capital growth by investing at least 80% of its net assets in the equity securities of companies with market capitalizations of generally less than $1.5 billion, or the highest market capitalization in the Russell 2000® Index, whichever is greater, at the time of purchase.
•Franklin Small Cap Value Fund - The fund seeks long-term total return by investing at least 80% of its net assets in securities of smaller companies (market capitalizations under $3.5 billion at the time of purchase).
•Franklin Total Return Fund - The fund seeks to provide high, current income consistent with preservation of capital. Capital appreciation over the long term is a secondary goal.
•State Street Global Advisors S&P 500 Index Fund - Collective trust established for retirement plans seeks to replicate the total return of the S&P 500 Index.
•Templeton Institutional Funds - Foreign Equity Series - The fund seeks long-term capital growth by investing at least 80% in equity securities of companies outside the United States.
Tier 3 - Expanded investment options. Additional investment options offered for those with more investment expertise who may want a wider selection of investment options from which to build a diversified portfolio that will be consistent with their investment objectives and tolerance for risk.

•Franklin Balance Sheet Investment Fund - The fund seeks high total return by investing most of its assets in the stocks of companies the fund managers believe are undervalued and trading at a low price relative to book value.
•Franklin Flex Cap Growth Fund - The fund seeks capital appreciation by investing predominantly in the equity securities of companies in any industry and of any market cap size.
•Franklin Growth Opportunities Fund - The fund seeks capital appreciation by investing substantially in equity securities of leading and emerging growth companies demonstrating increasing profitability or accelerating growth potential.
•Franklin High Income Fund - The fund seeks a high level of current income, with a secondary focus on capital appreciation, by investing substantially in higher-yielding, lower-rated corporate bonds.
•Franklin Income Fund - The fund seeks to maximize income, while maintaining prospects for capital appreciation, by investing in a diversified portfolio of dividend-paying stocks, bonds and convertible securities.
•Franklin MicroCap Value Fund - The fund seeks high total return by investing at least 80% of its net assets in companies with a total market capitalization of less than $400 million at the time of purchase.
•Franklin Real Return Fund - The fund seeks to achieve total return that exceeds the rate of inflation over an economic cycle. The fund will generally invest a substantial portion of its assets in inflation-protected securities. The manager also has the flexibility to invest in other sectors of the market to increase real return (total return less inflation) potential and offer greater diversification.
•Franklin Rising Dividends Fund - The fund seeks long-term capital appreciation by investing at least 80% of its net assets in companies that have paid consistently rising dividends.
•Franklin Small-Mid Cap Growth Fund - The fund seeks long-term capital growth by investing at least 80% of its net assets in equity securities of small- and medium-sized companies within the market capitalization ranges of the Russell 2500™ Index for small-cap companies and Russell Midcap® Index for mid-cap companies, at the time of purchase.
•Franklin Strategic Income Fund - The fund seeks to provide a high level of current income. Its secondary goal is capital appreciation over the long-term. The fund is a multi-sector income fund that invests primarily in U.S. and foreign debt securities.
•Franklin U.S. Government Securities Fund - The fund’s investment goal is income. Since 1983, the fund has invested substantially in Government National Mortgage Association securities, or Ginnie Maes. These securities carry a guarantee backed by the full faith and credit of the U.S. government as to timely payment of principal and interest.
•Mutual Beacon Fund - The fund seeks capital appreciation, with income as a secondary goal. Its strategy is focused on undervalued mid- and large-cap equity securities, which may include foreign equities, and, to a lesser extent, distressed securities and merger arbitrage.
•Mutual European Fund - The fund seeks capital appreciation, with income as a secondary goal, by investing at least 80% of its net assets in the securities of European companies. It focuses mainly on undervalued equity securities, and to a lesser extent, distressed securities and merger arbitrage opportunities.
•Mutual Global Discovery Fund - The fund seeks capital appreciation. Its strategy is focused on undervalued mid- and large-cap equity securities, which may include foreign securities and, to a lesser extent, distressed securities and merger arbitrage.
•Templeton Developing Markets Trust - The fund seeks long-term capital appreciation by investing at least 80% of its net assets in securities of developing- or emerging-market issuers.
•Templeton Global Bond Fund - The fund seeks current income with capital appreciation and growth of income by investing predominantly in bonds of governments and governmental agencies located around the world.
•Templeton Global Smaller Companies Fund - The fund seeks long-term growth by investing at least 80% of its net assets in securities of smaller companies located anywhere in the world, including emerging markets.
•Templeton Growth Fund - The fund seeks long-term capital growth by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets.
•Templeton World Fund - The fund seeks long-term capital growth by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets.
•Franklin Resources, Inc. - Common stock of the Company.
Participants may make investment allocation changes daily via either telephone or internet access to their personal account through Schwab Retirement Plan Services Company.

Voting Rights for Shares of Company Stock
Each participant is entitled to exercise voting rights attributable to any shares of common stock of the Company allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are exercisable for a voting event. The Independent Fiduciary acts as an investment manager and independent fiduciary concerning the Company’s common stock in the Plan. In accordance with the terms of that appointment, if the Trustee does not receive timely voting directions from participants, all such unvoted shares are voted by the Independent Fiduciary for and against the proposals in the same proportion as shares for which directions are received from participants, unless the Independent Fiduciary decides that the law requires that the Independent Fiduciary vote them differently.
Notes Receivable from Participants
Participants with a vested balance of at least $2,000 may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants are allowed to have two outstanding loans at any given time. Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans. Loan terms range from 1 to 5 years for general purpose loans, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus one percent. Interest rates range from 4.25% to 11.00% with maturity dates ranging from October 2011 to July 2026. Principal and interest are paid through semi-monthly payroll deductions.
Payment of Benefits
On termination of service for any reason, a participant is permitted to elect to receive the value of the vested interest in his or her account as, with limited exceptions, a lump-sum or partial distribution in cash or property or as a rollover to another eligible retirement plan. Participants may be entitled to receive pre-retirement distributions from their fully-vested accounts upon reaching age 59 1/2 or in the event they incur a hardship, as defined in the Plan. A participant who makes a hardship withdrawal is restricted from making salary deferral contributions to the Plan or from making any elective contributions under any other plan maintained by the Company for six months following the date of the withdrawal. A pre-retirement distribution is not in addition to their other benefits and will, therefore, reduce the value of benefits received at retirement. There were no benefits due to participants that had elected to withdraw from the Plan as of September 30, 2011 and 2010.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.
Reclassifications
Certain comparative amounts for the prior fiscal year have been reclassified to conform to the financial statement presentation as of and for the fiscal year ended September 30, 2011. These reclassifications had no impact on net assets available for benefits or changes in net assets available for benefits.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates, judgments and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.
Concentration of Investments
Included in investments at September 30, 2011 and 2010 are shares of Franklin Resources, Inc. common stock with a market value of $84,133,934 and $97,223,305 (see Note 3 - Investments). This investment represents 12% and 14% of total investments at September 30, 2011 and 2010. A significant decline in the market value of the Company’s common stock would have a material adverse effect on the Plan’s net assets available for benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 - Fair Value

Measurements for a discussion of fair value measurements.
Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized appreciation (depreciation) of investments and net realized gains (losses) on the sale of investments during the period. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are calculated based on the weighted-average cost.
Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan utilizes various investment instruments including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the concentration of credit risk in the Company’s common stock, and the level of uncertainty related to changes in the values of these investment securities, changes in market values of these securities in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.
New Accounting Guidance
Accounting Guidance Adopted
In January 2010, the Financial Accounting Standards Board (“FASB”) issued new guidance that amends the disclosure requirements related to fair value measurements. The guidance requires new disclosures on transfers between Level 1 and 2 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The adoption of these provisions was effective for the fiscal year ended September 30, 2011 and did not have a material impact on the Plan’s financial statements. The guidance also requires disclosures of activities, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value measurements effective for the fiscal year ended September 30, 2012. The Plan’s management does not expect the adoption of these provisions to have a material impact on the Plan’s financial statements.
In October 2010, the Plan adopted new FASB guidance that requires participant loans to be separately classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest on a retrospective basis. The adoption of the guidance resulted in the reclassification of participant loans to receivables, but did not impact the value of participant loans from the amount previously reported as of September 30, 2010.
Accounting Guidance Not Yet Adopted
In May 2011, the FASB issued an amendment that clarifies and modifies the existing fair value measurement and disclosure guidance. The amendment requires additional qualitative discussion for the sensitivity of recurring Level 3 fair value measurements to changes in the unobservable inputs, quantitative disclosure about the significant unobservable inputs used for all Level 3 measurements, and the categorization by level of the fair value hierarchy for financial instruments that are not measured at fair value. The Plan’s management does not expect the adoption of the amendment in the fiscal year ending September 30, 2013 to have a material impact on the Plan’s financial statements.

3.	Investments
The following table presents investments at fair value that represent 5% or more of the Plan’s net assets available for benefits.

	September 30,
	2011	2010
Franklin Resources, Inc. common stock	$84,133,934	$97,223,305
Mutual Global Discovery Fund	51,733,617	54,856,562
Franklin Money Fund	49,935,970	44,496,211
Franklin Growth Fund	48,806,496	48,035,622
Templeton Developing Markets Trust	46,822,398	52,993,665
Franklin Income Fund	45,081,123	42,633,974
Templeton Growth Fund	38,139,068	41,660,459
During fiscal year 2011, the Plan’s investments depreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $52,084,114 as follows:

Registered investment companies (mutual funds)	$42,950,562
Franklin Resources, Inc. common stock	9,109,686
Collective trust	23,866
Net depreciation in fair value of investments	$52,084,114

4.	Fair Value Measurements
The Plan uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Plan’s assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

Level 3
Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

The tables below present the balances of assets measured at fair value on a recurring basis by hierarchy level.

as of September 30, 2011	Level 1	Level 2	Level 3	Total
Mutual funds
Money market	$49,936,474	$—	$—	$49,936,474
Equity - global/international	211,440,288	—	—	211,440,288
Equity - United States	201,618,408	—	—	201,618,408
Hybrid	76,650,448	—	—	76,650,448
Fixed-income - global/international	25,514,737	—	—	25,514,737
Fixed-income - United States	32,635,014	—	—	32,635,014
Collective trust	—	11,240,023	—	11,240,023
Franklin Resources, Inc. common stock	84,133,934	—	—	84,133,934
Total assets measured at fair value	$681,929,303	$11,240,023	$—	$693,169,326

as of September 30, 2010	Level 1	Level 2	Level 3	Total
Mutual funds
Money market	$44,503,017	$—	$—	$44,503,017
Equity - global/international	232,378,167	—	—	232,378,167
Equity - United States	195,034,380	—	—	195,034,380
Hybrid	69,733,957	—	—	69,733,957
Fixed-income - global/international	17,124,438	—	—	17,124,438
Fixed-income - United States	32,659,432	—	—	32,659,432
Collective trust	—	10,102,820	—	10,102,820
Franklin Resources, Inc. common stock	97,223,305	—	—	97,223,305
Total assets measured at fair value	$688,656,696	$10,102,820	$—	$698,759,516
There were no transfers between Level 1 and Level 2 for fiscal year 2011.
There were no liabilities measured at fair value on a recurring basis, and there were no assets or liabilities measured at fair value on a nonrecurring basis, at September 30, 2011 or 2010.
The following is a description of the fair value methodologies used.
Mutual funds are valued using the published net asset values of the funds which are quoted in an active market, and they are classified as Level 1.
Collective trust is valued using the net asset value of the trust as reported by the trust’s manager as of the financial statement date, and is classified as Level 2.
Common stock consists of Franklin Resources, Inc.’s common stock, is valued using the closing price reported on the New York Stock Exchange, and is classified as Level 1.
While the Plan believes the valuation methodologies described above are appropriate, the use of different methodologies or assumptions to determine the fair value could result in a different estimate of fair value at the reporting date.

5.	Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 2007 that the Plan was designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Trustee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Management and Trustee’s Fees
The Company or the Plan, as provided in the Plan document, pays all administrative and operating expenses of the Plan.

7.	Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan will be allocated to participant accounts and distributed in accordance with the provisions of the Plan document.

8.	Party-in-Interest Transactions
The Plan’s investments are invested in the common stock of Franklin Resources, Inc., the Plan’s sponsor, and certain mutual funds, which are managed and provided with various services by wholly-owned subsidiaries of the Company. Therefore, these investments qualify as party-in-interest transactions. As investment manager, certain subsidiaries of the Company earn annual management fees ranging from 0.25% to 1.07% of the amounts invested in the mutual funds. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each mutual fund.

9.	Reconciliation of Financial Statements to Form 5500
There were no reconciling items between the financial statements and the Form 5500 as of September 30, 2011and 2010.

10.	Plan Amendment
The Plan was amended effective October 1, 2010 to make certain administrative changes and to (a) change the name of the Plan to “Franklin Templeton 401(k) Retirement Plan”, (b) change the matching contribution formula to 75% of salary deferrals, (c) eliminate the employer profit sharing contribution, (d) permit participants to take partial lump-sum distributions and (e) eliminate the age 21 eligibility requirement.

SUPPLEMENTAL SCHEDULE
Franklin Templeton 401(k) Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Employer Identification Number 13-2670991
Plan Number 003
September 30, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Current Value
	Federated Capital Reserves	Money Market Mutual Fund	**	$504
*	Franklin Money Fund	Money Market Mutual Fund	**	49,935,970
*	Franklin Balance Sheet Investment Fund	Mutual Fund	**	2,231,689
*	Franklin Flex Cap Growth Fund	Mutual Fund	**	8,286,988
*	Franklin Growth Fund	Mutual Fund	**	48,806,496
*	Franklin Growth Opportunities Fund	Mutual Fund	**	31,446,437
*	Franklin High Income Fund	Mutual Fund	**	4,771,445
*	Franklin Income Fund	Mutual Fund	**	45,081,123
*	Franklin Large Cap Value Fund	Mutual Fund	**	3,013,854
*	Franklin MicroCap Value Fund	Mutual Fund	**	9,042,431
*	Franklin Real Return Fund	Mutual Fund	**	882,144
*	Franklin Rising Dividends Fund	Mutual Fund	**	29,732,967
*	Franklin Small Cap Growth Fund	Mutual Fund	**	4,391,006
*	Franklin Small Cap Value Fund	Mutual Fund	**	10,977,830
*	Franklin Small-Mid Cap Growth Fund	Mutual Fund	**	22,323,633
*	Franklin Strategic Income Fund	Mutual Fund	**	1,954,335
*	Franklin Templeton Conservative Allocation Fund	Mutual Fund	**	4,962,555
*	Franklin Templeton Growth Allocation Fund	Mutual Fund	**	10,713,912
*	Franklin Templeton Moderate Allocation Fund	Mutual Fund	**	15,892,858
*	Franklin Total Return Fund	Mutual Fund	**	6,048,708
*	Franklin U.S. Government Securities Fund	Mutual Fund	**	19,860,526
*	Mutual Beacon Fund	Mutual Fund	**	31,365,077
*	Mutual European Fund	Mutual Fund	**	24,571,501
*	Mutual Global Discovery Fund	Mutual Fund	**	51,733,617
*	Templeton Developing Markets Trust	Mutual Fund	**	46,822,398
*	Templeton Global Bond Fund	Mutual Fund	**	24,632,593
*	Templeton Global Smaller Companies Fund	Mutual Fund	**	15,422,254
*	Templeton Growth Fund	Mutual Fund	**	38,139,068
*	Templeton Institutional Funds - Foreign Equity Series	Mutual Fund	**	19,031,071
*	Templeton World Fund	Mutual Fund	**	15,720,379
	State Street Global Advisors S&P 500 Index Fund	Collective Trust	**	11,240,023
*	Franklin Resources, Inc. common stock	Common Stock	**	84,133,934
*	Notes receivable from participants	Participant Loans - various rates ranging from 4.25% to 11.00% and various maturities ranging from October 2011 to July 2026	**	15,166,718
		Total		$708,336,044

*	Represents a party-in-interest to the Plan

**	Cost information is not required for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 14, 2012	FRANKLIN TEMPLETON
401(k) RETIREMENT PLAN

/s/ Sharon Anderson
Sharon Anderson
Vice-President HR Benefits
Authorized Representative of the Plan

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm
23.2	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm